January 17, 2014

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-4631

Re:	Texas Industries, Inc. Form 10-K for Fiscal Year Ended May 31, 2013 Filed July 22, 2013 File No. 1-4887

Dear Mr. Cash:

We have the following responses to the SEC staff’s comments contained in the letter dated January 13, 2014.

Financial Statements

Note 8 – Retirement Plans, page 50

We note your response to our prior comment number three in your letter dated December 18, 2013. Please enhance your disclosure in future filings by quantifying the amounts of net periodic pension costs and related post retirement plan costs allocated to cost of products sold and SG&A. In addition, please explain to us why your response does not indicate that any amounts of pension and post retirement costs are reflected in inventory. Please provide your proposed disclosure revisions as part of your response.

The Company confirms to the Staff that pension and post retirement costs are included in the cost of inventory and are subsequently expensed through cost of products sold once such inventory has been sold.

With respect to the Staff's request for disclosure of the allocation of pension costs and related post retirement plan costs, the Company believes the amounts involved are not significant for disclosure beyond the incremental disclosure proposed in the Company's letter dated December 18, 2013.  The Company has a defined benefit pension plan and a postretirement health benefit plan attributable to certain employees of Riverside Cement Company (the "Riverside Plans").  The Company also has certain financial security plans (the "FSP Plans") that cover executive and managerial employees.  All expenses associated with the FSP Plans are allocated to SG&A expense.  Expenses associated with the Riverside Plans are included

Mr. W. John Cash
Securities and Exchange Commission
January 17, 2014

in the computation of total employee benefit cost, which is allocated to cost of products sold (through the Company’s inventory costing methodology) and SG&A expense.

Costs relating to the Riverside Plans were $1.5 million for the year ended May 31, 2013.  As disclosed on page 50 of the consolidated financial statements in the Company’s Form 10-K for the year ended May 31, 2013, these plans were frozen effective December 31, 2012, and therefore expense is expected to decrease in the future.  Accordingly, the Company believes that the additional disclosures proposed in our preceding letter dated December 18, 2013 (which discloses that such costs are allocated to costs of products sold and to SG&A expense in the consolidated financial statements) are sufficient.

Costs relating to the FSP Plans were $4.7 million for the year ended May 31, 2013.  As disclosed on page 53 of the consolidated financial statements in the Company’s Form 10-K for the year ended May 31, 2013, these plans were frozen effective December 31, 2012, and therefore expense is expected to decrease in the future.  Accordingly, the Company believes that the additional disclosures proposed in our preceding letter dated December 18, 2013 (which discloses that such costs are reported as SG&A expense in the consolidated financial statements) are sufficient.

To the extent these costs increase in the future to a material amount, the Company will disclose the allocation of such costs to cost of products sold and SG&A expense as requested by the Staff.

I hope this adequately responds to the matters you inquired about.  If you have further questions or comments, please contact me by telephone at (972) 647-6730 or by email at kallen@txi.com.

Sincerely, /s/ Kenneth R. Allen Vice President-Chief Financial Officer